

Mail Stop 3720

February 27, 2009

Mr. Andrew S. Clark
Chief Executive Officer
Bridgepoint Education, Inc.
13500 Evening Creek Drive North
Suite 600
San Diego, California 92128

> **Re:** **Bridgepoint Education, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed on February 17, 2009**
> **File No. 333-156408**

Dear Mr. Clark:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Age of Financial Statements

1.   Please update the financial statements and other financial information to include the annual financial statements for the year ended December 31, 2008, as required by Rule 3-12 of Regulation S-X.

Risk Factors, page 14

The failure of our schools to demonstrate financial responsibility may result in a loss of eligibility to participate in Title IV programs…, page 14

2.   We note your response to comment 9 from our letter dated January 16, 2009. Please revise your disclosure to discuss the subsequent remedial measures you have taken in order to meet the composite score standard as described in your response.

Results of Operations, page 54

For the Nine Months Ended September 30, 2008 versus 2007, page 54

3.   We note your response to prior comment 19 and your revised disclosures. It does not appear that you have addressed how the company intends to meet the challenges of the current economy, and if they are reasonably likely to have, a material impact on the company's liquidity, capital resources or results of operations. Additionally, we believe that it is important for investors to understand your historical financial information as a private company and whether, and the extent to which, management expects the trends and results of operations to continue or change as a public company.

Instructional Costs and Services, page 55

4.   We note your response to prior comment 21 and related revised disclosures. You disclose that "the increase in bad debt expense, as a percentage of revenue, resulted from increased receivables due to greater availability of Title IV funds per student and from general deterioration of economic conditions." It is not clear to us why Title IV funds per student would be more available to students as a result of the deteriorating economy. It is our understanding that due to the deteriorating economy, students have been receiving fewer funds from Title IV programs. Please revise to clarify.

Business, page 64

Legal Proceedings, page 81

5.   Please provide additional information regarding the allegations that "various actions" taken by the company resulted in unfair dilution to your stockholders. Please revise the disclosure to provide a description of the factual basis alleged to underlie these assertions.

Certain Relationships and Related Transactions, page 124

6.   We note your disclosure regarding a November 2003 loan from Warburg Pincus to Andrew Clark. Please revise your disclosure to include the amount of principal and

interest currently outstanding and any amounts of interest paid by Mr. Clark through the latest practicable date. Also advise us as to the circumstances surrounding Mr. Clark's indication that he intends to repay the loan by March 31, 2009 and reconcile with your disclosure on page 127 that Mr. Clark "expects to repay such loan on March 10, 2009." In addition, please provide a source for your disclosure that Warburg Pincus is "willing to pursue every available avenue to recover all amounts due" should Mr. Clark not repay the loan.

Principal and Selling Stockholders, page 126

7.   Please revise this table to reflect any shares of common stock issuable upon the exercise of warrants and update your table to a more recent date as information is currently as of November 1, 2008.

Balance Sheet

8.   We note your response to prior comment 35. Please revise your disclosure on page F-7 to clearly indicate that the holder of the preferred shares will receive a cash payment of approximately $26.6 million and 201,624,486 shares of common stock upon conversion.

Notes to Financial Statements

Note 2. Summary of Significant Accounting Policies

Revenue and Deferred Revenue, page F-9

9.   We refer to your revised disclosures on page F-10, and the following sentences: "If the commencement of the student's course of study precedes the receipt of cash from the student's source of funding, the Company establishes a receivable and corresponding deferred revenue for the amount of the student's tuition. Cash received either directly from the student or from the student's source of funding first reduces the balance of accounts receivable due from the student and then increases deferred revenue to the extent that cash received exceeds revenue recognized." It is not clear to us why you would increase deferred revenue as described in the second sentence. Please explain.

*   *   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

       You may contact Christy Adams, Staff Accountant, at (202) 551-3363, or Terry French, Accountant Branch Chief at (202) 551-3828, if you have questions regarding comments on the financial statements and related matters. Please contact Scott Hodgdon, Staff Attorney, at (202) 551-3273 or me, at (202) 551-3257, with any other questions.

Sincerely,

Celeste Murphy
Legal Branch Chief

cc: John J. Hentrich, Esq. & Robert L. Wernli, Esq.,
      Sheppard, Mullin, Richter & Hampton LLP
      Via Facsimile: (858) 847-4865